                                                                Exhibit 99.1

                                        Explanatory Note
This amendment to Form 4 is being filed to amend the total amount of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Table I of the Form 4 filed on May 13, 2005 (the "Form 4").  Due to an inadvertent administrative error, Mr. Sook's Form 4 over reported his purchase of Class A common Stock by 2,300 shares.  The individual transactions pursuant to which Mr. Sook purchased 12,500 shares of Class A Common Stock in the aggregate from May 11, 2005 to May 13, 2005 are restated and set forth in Table I above.  Such shares were purchased by PS Sook Ltd., of which Mr. Sook and his spouse are the beneficial owners.
This total amount of shares of Class A Common Stock includes previously acquired options to purchase 600,000 shares of Class A Commons Stock (which have not been exercised) and previously acquired 387,087 shares of Class B Common Stock which are convertible into Class A Common Stock on a one-for-one basis (which have not been converted).